AMBIPAR EMERGENCY RESPONSE
Avenida Angelica No. 2346, 5th Floor
São Paulo, SP – Brazil 01228-200

February 1, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Steve Lo

Raj Rajan

Kevin Dougherty

Laura Nicholson

Re:	Ambipar Emergency Response

Registration Statement on Form F-4

Filed on December 14, 2022, as amended

File No. 333-268795

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Ambipar Emergency Response (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form F-4, as amended (File No. 333-268795), be accelerated by the Securities and Exchange Commission so that it will become effective at 4:00 p.m., Eastern Time, on February 3, 2023, or as soon as practicable thereafter.

Please contact Grenfel S. Calheiros at +1-212-455-2295, +55 (11) 3546-1011 or gcalheiros@stblaw.com, or Mark Brod at +1-212-455-2163 or mbrod@stblaw.com with any questions you may have concerning this request, and please notify Mr. Calheiros or Mr. Brod when this request for acceleration has been granted.

[Signature Page Follows]

Very truly yours,

AMBIPAR EMERGENCY RESPONSE

By:	/s/ Thiago da Costa Silva
	Name:	Thiago da Costa Silva
	Title:	Director and Chief Financial Officer